Silver Elephant Shareholders Pass All Resolutions

At 2021 Annual and General Special Meeting

 Vancouver, British Columbia, September 13, 2021 – Silver Elephant Mining Corp. (“Silver Elephant” or the “Company”) (TSX: ELEF, OTCQX:SILEF, Frankfurt:1P2N) is pleased to report that all proposed resolutions were approved at the Company’s Annual General and Special Meeting of shareholders held on September 10, 2021, via teleconference (the “Meeting”). Voting Results were as follows:

MATTERS VOTED UPON		VOTING RESULTS(1)
		Votes in Favour	Votes Against	Abstained
1.	The number of directors was fixed at four(2)	21,135,892 (99.83%)	36,560 (0.17%)	0
2.	Election of Directors
	John Lee(3)	19,882,165 (93.92%)	0	1,290,286 (6.09%)
	Greg Hall(3)	21,142,804 (99.86%)	0	29,647 (0.14%)
	Masateru Igata(3)	21,059,866 (99.47%)	0	112,585 (0.53%)
	Marc Leduc(2)	21,121,132 (99.76%)	0	51,320 (0.24%)
3.	Davidson & Company LLP, Chartered Accountants, was re-appointed as the auditors of the Company and directors were authorized to set their remuneration.	22,673,112 (99.92%)	0	17,845 (0.08%)
4.	Approval of an ordinary resolution approving an Ordinary resolution of the Shareholders approving the new 10% Rolling Incentive Plan of the Company, with or without variation as more particularly described in the accompanying Information Circular.(3)(4)	4,256,884 (70.56%)	1,775,861 (29.44%)	0

Notes

1.
A total of 173 shareholders were present in person or by proxy representing 23,113,518 shares at the Meeting;
2.
There were 1,518,505 non-votes reported by the Scrutineer of the Meeting on resolution 1;
3.
There were 1,518,506 non-votes reported by the Scrutineer of the Meeting on resolution 2; and
4.
1,518,506 votes held by Insiders were excluded on the resolution.

About Silver Elephant

Silver Elephant Mining Corp. is a premier mining and exploration company in silver, nickel, and vanadium.

Further information on Silver Elephant can be found at www.silverelef.com.

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD

“John Lee”

Executive Chairman

For more information about Silver Elephant, please contact Investor Relations:
+1.604.569.3661 ext. 101
ir@silverelef.com www.silverelef.com

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